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July 3, 2008

SEC Mail Processing Section

JUL 03 2008

Washington, DC
110

VIA HAND DELIVERY

Securities and Exchange Commission
Attn: Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re: RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership, et al. C.A. No. 06-04054 (Mass. Super. Ct.)

Dear Sir or Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, I hereby file on behalf of RMR Hospitality and Real Estate Fund a copy of the Agreed Motion and Order Dismissing With Prejudice, as approved by the Massachusetts Superior Court in the above matter.

Very truly yours,

Vern D. Larkin /m.o./

Vern D. Larkin

Enclosures

cc: James M. Curtis

PROCESSED
JUL 16 2008
THOMSON REUTERS

08016913

Commonwealth of Massachusetts
County of Middlesex
The Superior Court

CIVIL DOCKET#: **MICV2006-04054-A**

RE: RMR Hospitality and Real Estate Fund v Bulldog Investors General Partnership et al

TO: Jane E Willis, Esquire
Ropes & Gray
1 International Place
Boston, MA 02110-2624

SEC Mail Processing
Section

JUL 03 2008

Washington, DC
110

CLERK'S NOTICE

SEE ATTACHED COPIES.

Dated at Woburn, Massachusetts this 1st day of July, 2008.

Michael A. Sullivan,
Clerk of the Courts

BY: William Smith
Assistant Clerk

Telephone: 781-939-2745

Disabled individuals who need handicap accommodations should contact the Administrative Office of the Superior Court at (617) 788-8130

39

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.

SUPERIOR COURT DEPARTMENT
OF THE TRIAL COURT

RMR HOSPITALITY and REAL ESTATE FUND, ET AL.,

Plaintiffs,

v.

BULLDOG INVESTORS GENERAL PARTNERSHIP, ET AL.,

Defendants.

Civil Action No. 06-4054

AGREED MOTION AND ORDER DISMISSING WITH PREJUDICE

All parties to this action, through undersigned counsel, hereby move to dismiss the above-captioned action with prejudice. As grounds for this motion, the parties state as follows:

1. On November 13, 2006, plaintiff RMR Hospitality and Real Estate Fund ("RHR") brought this action against defendants Bulldog Investors General Partnership, Phillip Goldstein, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop Inc., Full Value Advisors LLC, and Spar Advisors LLC.

2. After seeking leave which was granted by the Court on May 30, 2007 (McEvoy, J.), intervenor plaintiff Adrian Overstreet, in his capacity as Charitable Trustee of RHR, filed an Intervenor Complaint in this action on June 7, 2007.

3. On June 4, 2007, plaintiff RHR filed an Amended Complaint adding as defendants to this action defendants Steady Gain Partners LP; BJS Management LLC; Mercury Partners, LP; GSG Capital Advisors LLC; Calapasas Investment Partnership No. 1 LP;

Motion allowed + order signed 7/1/08

Calapasas Investment Partnership No.2 LP, Klein Bogakos & Robertson, CPAs Inc., Steven Samuels, and Samuels Asset Management Inc.

4. The defendants in the above-captioned action have stated their intention to file counterclaims in this action against the plaintiffs and others, including RMR Advisors, Inc., the manager of RHR ("Advisors"), arising out of the transactions and occurrences that form the basis of the plaintiffs' claims as well as the management of RHR.

5. Advisors and Reit Management & Research LLC, an affiliate of Advisors ("Reit Management), have stated their intention to assert claims against the defendants which to date they have forborne from filing as a part of this action. Advisors and Reit Management also have stated an intention to assert claims against non-parties, Andrew Dakos and Rajeev Das, who are affiliated with the defendants. The claims by Advisors and Reit Management arise out of the same transactions and occurrences as the claims stated in this action and may be required to be raised in this action.

6. The parties to this action desire to settle all claims and disputes between the plaintiffs and defendants and to avoid the further burden, expense, and inconvenience of the litigation and have therefore entered into a settlement agreement.

7. Advisors and Reit Management desire to settle the claims and disputes between them, on the one hand, and the defendants, Andrew Dakos, and Rajeev Das, on the other hand, and desire to avoid the burden, expense, and inconvenience of litigation and further disputes and have entered into a settlement agreement, pursuant to which general releases and a standstill agreement have been entered.

8. The parties, through undersigned counsel, have agreed to move to dismiss this action with prejudice and without attorneys' fees and costs and request that the Court order the action dismissed with prejudice and without attorneys' fees and costs by endorsing this motion below.

Respectfully submitted,

Jane E. Willis, BBO #568024
Justin J. Wolosz, BBO #643543
Ropes & Gray LLP
One International Place
Boston, MA 02110
(617) 951-7000

Attorneys for Plaintiff RMR Hospitality and Real Estate Fund

Phillip Y. Brown, BBO #552366
Brian R. Birke, BBO #652720
Adler Pollock & Sheehan, P.C.
175 Federal Street, 10th Floor
Boston, MA 02110
(617) 482-0600

Attorneys for Intervenor Plaintiff Adrian Overstreet

Robert N. Feldman (BBO #630734)
Birnbaum & Godkin, LLP
280 Summer Street
Boston, MA 02210
(617) 307-6100

Lucy D. Lovrien (BBO #555042)
Ten Winthrop Square
Boston, MA 02210
(617) 423-4050

Counsel for Defendants Samuels Asset Management Inc. and Steven Samuels

8. The parties, through undersigned counsel, have agreed to move to dismiss this action with prejudice and without attorneys' fees and costs and request that the Court order the action dismissed with prejudice and without attorneys' fees and costs by endorsing this motion below.

Respectfully submitted,

____
Jane E. Willis, BBO #568024
Justin J. Wolosz, BBO #643543
Ropes & Gray LLP
One International Place
Boston, MA 02110
(617) 951-7000

Attorneys for Plaintiff RMR Hospitality and Real Estate Fund

____
Phillip Y. Brown, BBO #552366
Brian R. Birke, BBO #652720
Adler Pollock & Sheehan, P.C.
175 Federal Street, 10th Floor
Boston, MA 02110
(617) 482-0600

Attorneys for Intervenor Plaintiff Adrian Overstreet

____
Robert N. Feldman (BBO #630734)
Birnbaum & Godkin, LLP
280 Summer Street
Boston, MA 02210
(617) 307-6100

Lucy D. Lovrien (BBO #555042)
Ten Winthrop Square
Boston, MA 02210
(617) 423-4050

Counsel for Defendants Samuels Asset Management Inc. and Steven Samuels

Theodore M. Hess-Mahan, BBO #557109
Hutchings, Barsamian, Mandelcorn
& Zeytoonian, LLP
110 Cedar Street, Suite 250
Wellesley Hills, MA 02481
(781) 431-2231

Gregory E. Keller
Chitwood Harley Harnes LLP
11 Grace Avenue, Suite 306
Great Neck, New York 11021
(516) 773-6090

Counsel for Defendants Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop Inc., Full Value Advisors LLC, Spar Advisors LLC, Steady Gain Partners LP; BJS Management LLC; Mercury Partners, LP; GSG Capital Advisors LLC; Calapasas Investment Partnership No. 1 LP; Calapasas Investment Partnership No. 2 LP, Klein Bogakos & Robertson CPAs Inc., and Phillip Goldstein

SO ORDERED, that this action be and hereby is dismissed with prejudice and without attorneys' fees or costs to any party:

Justice Thayer Fremont-Smith
Justice of the Superior Court

Dated: 7/1/08

END